UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NU-MEX URANIUM CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

67020H107
______________________________________
(CUSIP Number)

MICHAEL SWEENEY
c/o Nu-Mex Uranium Corp.
110- 4801 Lang Avenue NE
Albuquerque, New Mexico 87109
Telephone: (505) 842-5537
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25 and September 11, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67020H107

1.          Names of Reporting Persons           Michael Sweeney.
             I.R.S. Identification Nos. of above persons (entities only).

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐
             Not applicable.

3.          SEC Use Only:

4.          Source of Funds (See Instruction):     Not Applicable - disposition of shares

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
             Not applicable.

6.          Citizenship or Place of Organization:             Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:              Nil.

8.          Shared Voting Power:          Nil.

9.          Sole Dispositive Power:      Nil

10.        Shared Dispositive Power:  Nil.

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:      Nil.

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
             Not applicable.

13.        Percent of Class Represented by Amount in Row (11):             0%.

14.        Type of Reporting Person (See Instructions):               IN.

CUSIP No. 67020H107

This statement on Schedule 13D (Amendment No. 1) supplements and amends that certain statement on Schedule 13D dated May 23, 2007 as filed by the Reporting Person herein. This statement on Schedule 13D (Amendment No. 1) is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Michael Sweeney is sometimes referred to herein as the "Reporting Person."

ITEM 1.                            SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Nu-Mex Uranium Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 110 - 4801 Lang Avenue NE, Albuquerque, New Mexico 87109.

ITEM 2.                            IDENTITY AND BACKGROUND

Name:

This statement is filed by Michael Sweeney.

Residence or Business Address:

c/o Nu-Mex Uranium Corp.
110 - 4801 Lang Avenue NE
Albuquerque, New Mexico 87109

Present Principal Occupation or Employment:

The Reporting Person's present principal occupation is as a manager in the hotel industry.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As previously reported on the Schedule 13D dated May 23, 2007 as filed by the Reporting Person, the Reporting Person acquired 3,000,000 shares of the Issuer's common stock pursuant to a private placement in November 2004 for an aggregate purchase price of $3,000 from the Reporting Person's personal funds. On May 23, 2007, the Issuer filed an 8-A registration statement to register its common shares under the 1934 Act. As a result, the Issuer became a reporting company under the 1934 Act at that time, and the Reporting Person filed the May 23, 2007 statement on Schedule 13D in order to comply with his reporting requirements under the 1934 Act. On May 25, 2007, the Reporting Person agreed to cancel and return to treasury of the Issuer 2,000,000 shares of the Issuer's common stock, such that the Reporting Person then held 1,000,000 shares of the Issuer's common stock. On June 7, 2007, the Issuer completed a simultaneous 5:1 increase in share capital and forward stock split. As a result of such forward stock split, the Reporting Person's 1,000,000 shares were split into an aggregate of 5,000,000 shares. On September 11, 2007 (the "Disposition Date"), the Reporting Person sold these 5,000,000 shares for an aggregate of $10,000.

CUSIP No. 67020H107

ITEM 4.                            PURPOSE OF TRANSACTION

The Reporting Person, who was an officer and director of the Issuer at the time, agreed to the May 25, 2007 cancellation and return to treasury of 2,000,000 shares of the Issuer's common stock. On August 28, 2007, the Reporting Person resigned as an officer and director of the Issuer. In connection with such resignation, and as part of the Reporting Person's overall personal investment strategy, the Reporting Person has disposed of the remaining shares of the Issuer held by the Reporting Person as described above in Item 3.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          any action similar to any of those enumerated above.

ITEM 5.                            INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)          For the purposes of this statement, the Reporting Person is reporting herein that as of the Disposition Date set forth in Item 3 above, the Reporting Person was the beneficial owner of Nil (that is, 0%) of the Issuer's common stock.

CUSIP No. 67020H107

(b)          For the purposes of this statement, the Reporting Person is reporting herein that as of the Disposition Date set forth in Item 3 above, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, Nil (that is, 0%) of the Issuer's common stock.

(c)          As of the Disposition Date set forth in Item 3 above, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)          As of the Disposition Date set forth in Item 3 above, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)          The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's common stock as of the Disposition Date set forth in Item 3 above.

ITEM 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                            MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 67020H107

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2007.	/s/ Michael Sweeney Michael Sweeney